Exhibit 99.1

Casterra Announces an Additional Purchase Order to Supply
Castor Seeds to a New African Country

Current castor seed production is expected to support the supply of the new order in 2024, valued at ~ $440K

Rehovot, Israel – June 25, 2024 – Casterra Ag Ltd., a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), is a provider of an integrated solution for industrial-scale cultivation of castor plants based on its elite castor seed varieties, developed for bio-based industries including, biofuels & biopolymers. Casterra is pleased to announce the receipt of an additional purchase order valued at ~$440K from an existing customer. This order expands Casterra's operations into a new African country and solidifies Casterra's unique offering in the bio-fuel market.

Mr. Yoash Zohar, CEO of Casterra states: "This additional order reflects the confidence in Casterra’s capabilities and in our castor seed varieties, developed utilizing Evogene's GeneRator AI tech-engine and Casterra’s advanced breeding methods, and marks a significant step in our expansion into Africa. We expect that our previously announced seed production, now totaling 900 tons, will more than support this order, which is expected to be completed by Q4 2024, as well as earlier purchase orders received last year. Casterra remains committed to being a world leader in castor seed development and production and promoting sustainable biofuel production globally."

Casterra anticipates that the remaining revenue from castor seed orders received during 2023 and in 2024, which were not supplied to date (including the order described in today's PR), will be approximately ~$8.4 million, reflecting a price adjustment due to late delivery of the order from 2023. Based on the planned production this year, Casterra expects to recognize revenues in this amount in the second half of 2024.

The global biodiesel market size was estimated at $36.48 billion in 2022 and it is expected to hit around $79.12 billion by 2032, expanding at a notable CAGR of 8.1% from 2023 to 20321. Biofuels offer significant advantages over conventional petrochemical fuels, presenting a renewable and biodegradable alternative with substantially lower negative environmental impact.  Castor oil emerges as a standout non-fossil oil candidate due to its carbon-neutral and other properties making it compliant with tightening European regulatory standards.

Casterra’s high oil-yielding varieties have been developed with traits which make the castor plants grown suitable for large scale farming on marginal soils in semi-arid conditions. Castor plants and the castor oil produced have the potential of becoming a major sustainable feedstock for the global bio-fuel industry – without competing with food crops over prime land.

About Casterra AG Ltd.:
Casterra, a wholly owned subsidiary of Evogene, is an integrated solutions company for growing castor plants, based on its elite castor seed varieties, for bio-based industrial applications, such as biofuels & biopolymers. It has built its castor genetic assets based on a broad collection of over 300 castor lines from 40 different geographic and climatic regions. As part of its development process, Casterra applies advanced breeding methods utilizing Evogene’s GeneRator AI tech-engine, enabling cutting-edge plant genomics tools and agro-technique expertise to enable efficient and sustainable industrial-scale production of the castor bean.
For more information, please visit http://www.casterra.co

About Evogene Ltd.:
Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI, and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

1 https://www.precedenceresearch.com/biodiesel-market

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene’s subsidiaries currently utilize the tech-engines to develop novel life science products including human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, and castor seed varieties, for the biofuel and other industries, by Casterra.

For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statement in this press release when it discusses Casterra’s ability to supply this purchase order and that its previously announced seed production will support this order as well as earlier purchase orders received last year. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel,  and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene IR Contact
Rachel Pomerantz Gerber
Head of Investor Relations at Evogene
rachel.pomerantz@evogene.com
Tel: +972-8-9311901